May 30, 2025

Toyota Submits Third Progress Report on Measures to Prevent Recurrence

Toyota City, Japan, May 30, 2025—Toyota Motor Corporation (Toyota) has announced that it has submitted a progress report on recurrence prevention of model certification application issues to the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) today in light of the correction order issued by the ministry on July 31. This report, summarizing actions taken to date, is the third of a series of quarterly reports.

Specific Progress of Recurrence Prevention Measures

With the three pillars of Strengthening Foundations, Monozukuri, and Human Development, Toyota has been promoting a review of its structure and systems to ensure that each employee is aware of legal compliance and is able to do the job correctly. The company is also promoting on-site management, in which management promptly takes appropriate action at the genba in response to abnormalities.

The following concrete actions are being promoted across the Toyota Group with set priorities and activity plans.

Strengthening Foundations

-	Maintaining a structure in which management visits the operational genba to identify problems and make immediate decisions on how to deal with them.

-	Grasping hardships and efforts at the genba and continuing discussions on what management should do at weekly executive-level meetings related to certification.

-

Continuing abnormality management in the vehicle development process, certification operation audits by in-house inspectors, and third-party audits of these abnormality management and audit operations.

-

Grasping the actual genba conditions of certification-related departments, promoting systematic human resource development, and promoting the appropriate allocation of human and physical resources in accordance with the certification operation workloads.

Monozukuri

-	Continuing a new operational approach to ongoing development projects, incorporating measures to prevent recurrence.

A system to check the impact on certification operations at each milestone and make management decisions on the impact, including the applicable laws and regulations, the scale of certification operations, the certification schedule, and the number of vehicles to be certified. (As of May 2025, a total of 83 such projects are underway.)

-

Defined fundamental principles to serve as a “touchstone” that employees involved in development and certification operations can rely on, enabling them to carry out their correct duties with confidence and return to the basics when facing difficulties.

-

Continuing an operational approach in which management discusses countermeasures for issues at the genba (implemented 10 times since previous report; 32 times in total), reporting to the Board of Directors as appropriate.

-	Reducing workloads at the genba by minimizing tasks such as data transcription through the use of digital technologies.

Human Development

-

Continuing communication between management and employees, not only in development and certification operations, but also at the genba of planning, production, sales, and other certification-related operations.

-	Implemented regular communication through messages from the president (16 times in total).

-	Made special uniforms for certification examiners to indicate that certification tests are in progress and to ensure that appropriate support is provided, and began use in May 2025.

-

Continuing internal training on certification operations. Conducted training for new employees in April 2025 to ensure understanding of the importance of compliance with laws and regulations and the fundamental principles to be followed when performing certification operations.

Toyota Chairman Akio Toyoda, who is responsible for the Group, took the lead from February of last year in calling on Group companies to start Toyota’s company-wide TPS training program for Certification Work. The aim of this initiative is to create a better work system through improvement. The president and other members of management continue to be on-site daily at various genba, such as planning, development, design, production, and sales, which are connected to the certification process. This is being done to clarify stagnation factors in each process and to create a system to identify abnormalities.

Toyota will continue to make company-wide efforts to improve its certification process to once again gain the trust of its stakeholders.